                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                 SCHEDULE 13D
                              (Amendment No. 1)*


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                            MAI SYSTEMS CORPORATION
                            -----------------------
                               (Name of Issuer)

                                 COMMON STOCK
                                 ------------
                        (Title of Class of Securities)

                                  552620 20 5
                                  -----------
                                (CUSIP Number)

                              GARY J. COHEN, ESQ.
                                SIDLEY & AUSTIN
                             555 WEST FIFTH STREET
                      LOS ANGELES, CALIFORNIA 90013-1010
                                (213) 896-6013
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               FEBRUARY 13, 1997
                               -----------------
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person; (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

          Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

-----------------------                                  ---------------------
 CUSIP NO. 552620 29 5               13D                   PAGE 2 OF 14 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      CANPARTNERS INCORPORATED

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      AF

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
 5    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                           [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      CALIFORNIA

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            893,000

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             893,000

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      955,000

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
12    CERTAIN SHARES*
                                                                          [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
13
      11.7

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO

------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!


                             (Page 2 of 14 Pages)

-----------------------                                  ---------------------
 CUSIP NO. 552620 29 5               13D                   PAGE 3 OF 14 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      CPI SECURITIES L.P.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
 5    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                           [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      CALIFORNIA

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            94,000

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             94,000

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      955,000

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
12    CERTAIN SHARES*
                                                                          [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
13
      11.7%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN

------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!


                             (Page 3 of 14 Pages)

-----------------------                                  ---------------------
 CUSIP NO. 552620 29 5               13D                   PAGE 4 OF 14 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      VALUE REALIZATION FUND, L.P.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
 5    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                           [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      DELAWARE

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            384,000

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             384,000

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      955,000

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
12    CERTAIN SHARES*
                                                                          [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
13
      11.7%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN

------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!


                             (Page 4 of 14 Pages)

-----------------------                                  ---------------------
 CUSIP NO. 552620 29 5               13D                   PAGE 5 OF 14 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      CANYON VALUE REALIZATION FUND (CAYMAN), LTD.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
 5    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                           [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      CAYMAN ISLANDS

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            330,000

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             330,000

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      955,000

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
12    CERTAIN SHARES*
                                                                          [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
13
      11.7%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO

------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!


                             (Page 5 of 14 Pages)

-----------------------                                  ---------------------
 CUSIP NO. 552620 29 5               13D                   PAGE 6 OF 14 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      GRS PARTNERS II

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
 5    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                           [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      ILLINOIS

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            85,000

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             85,000

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      955,000

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
12    CERTAIN SHARES*
                                                                          [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
13
      11.7%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN

------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!


                             (Page 6 of 14 Pages)

-----------------------                                  ---------------------
 CUSIP NO. 552620 29 5               13D                   PAGE 7 OF 14 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      MITCHELL R. JULIS

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      AF;PF

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
 5    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                           [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      UNITED STATES

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            913,000

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             913,000

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      955,000

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
12    CERTAIN SHARES*
                                                                          [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
13
      11.7

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!


                             (Page 7 of 14 Pages)

-----------------------                                  ---------------------
 CUSIP NO. 552620 29 5               13D                   PAGE 8 OF 14 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      JOSHUA S. FRIEDMAN

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      AF;PF

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
 5    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                           [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      UNITED STATES

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            913,000

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             913,000

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      955,000

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
12    CERTAIN SHARES*
                                                                          [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
13
      11.7

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!


                             (Page 8 of 14 Pages)

-----------------------                                  ---------------------
 CUSIP NO. 552620 29 5               13D                   PAGE 9 OF 14 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      R. CHRISTIAN B. EVENSEN

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      AF;PF

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
 5    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                           [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      UNITED STATES

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            903,000

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             903,000

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      955,000

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
12    CERTAIN SHARES*
                                                                          [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
13
      11.7

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!


                             (Page 9 of 14 Pages)

ITEM 1.   SECURITY AND ISSUER

     This Schedule relates to the Common Stock, par value $.01 per share (the "Common Stock"), of MAI Systems Corporation, a Delaware corporation ("MAI"), which has its principal executive offices at 9600 Jeronimo Road, Irvine, California, (714) 580-0700. This Schedule amends a Schedule 13D filed on April 19, 1996 on behalf of the Reporting Persons listed in Items (i) through (vi) of
Item 2 below and on behalf of K. Robert Turner, Patrick Dooley, Scott Imbach, Monica Young, Douglas Claman and Michael McCarthy.

ITEM 2.   IDENTITY AND BACKGROUND

     (a) This Schedule is being filed by the following persons:

          (i) CPI Securities L.P., a California limited partnership ("CPI"), the general partner of which is Canpartners Incorporated ("Canpartners");

         (ii) Canpartners, a California corporation, the capital stock of which is owned one-third each by Mitchell R. Julis, R. Christian B. Evensen and Joshua S. Friedman;

        (iii) Value Realization Fund, L.P., a Delaware limited partnership ("VRF"), the general partner of which is Canpartners Investments III, L.P., a California limited partnership, the general partner of which is Canyon Capital Management, L.P., a California limited partnership ("CCM"), the general partner of which is Canpartners;

         (iv) Canyon Value Realization Fund (Cayman), Ltd., a Cayman Islands corporation ("CVRFC");

          (v)  GRS Partners II, an Illinois general partnership ("GRS"); and

         (vi)  Messrs. Julis, Evensen and Friedman.

          Each of the persons listed in (i) to (vi) above is hereinafter referred to individually as a "Reporting Person" and collectively as the "Reporting Persons." The Reporting Persons collectively may be deemed to be a group beneficially owning, in the aggregate, 955,000 shares of Common Stock (the "Shares") or approximately 11.7% of the outstanding shares of Common Stock within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act").

          The filing of this Schedule shall not be construed as an admission that any Reporting Person is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule except for the securities stated herein to be beneficially owned by such Reporting Person.

     (b),(c) Canpartners, through its subsidiaries and affiliates, including CPI and VRF, is primarily involved in trading securities for its own account and the account of others and in investment advisory and investment banking services. Mr. Evensen, a director and President of Canpartners, holds 26.33% of the limited partnership interests in CPI and holds various positions or limited partnership interests in affiliates of Canpartners. Mr. Friedman, a director, Vice President and Secretary of Canpartners, holds 26.33% of the limited partnership interests in CPI and holds various positions or limited partnership interests in affiliates of Canpartners. Mr. Julis, a director, Vice President and Treasurer of Canpartners, holds 26.33% of the limited partnership interests in CPI and holds various positions or limited partnership interests in affiliates of Canpartners. The business address of each of these Reporting Persons is 9665 Wilshire Boulevard, Suite 200, Beverly Hills, California 90212.


          CVRFC and GRS are each managed accounts of CCM, a registered investment advisor. The business address of CVRFC is c/o MeesPierson, P.O. Box 2003, British American Center, Phase 3, Dr.

                             (Page 10 of 14 Pages)

Roy's Drive, Grand Cayman, B.W.I. The business address of GRS is 333 West Wacker Drive, Suite 1600, Chicago, IL 60606.


     (d),(e) None of the Reporting Persons during the last five years (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The shares of Common Stock were purchased at a price of $6.50 per share. The aggregate purchase price for the Common Stock for each Reporting Person who purchased Common Stock in the transactions being reported on this Schedule is set forth below:

                                                             NUMBER     AGGREGATE
                                                            OF SHARES    PURCHASE
                    REPORTING PERSON                        ACQUIRED      PRICE

          CPI Securities L.P.............................      20,000   $  130,000
          Value Realization Fund, L.P....................     180,000    1,170,000
          Canyon Value Realization Fund (Cayman), Ltd....     180,000    1,170,000
          GRS Partners II................................      20,000      130,000

     Each of the entities used its own working capital funds to purchase its shares of Common Stock.

ITEM 4.   PURPOSE OF TRANSACTION

     All of the shares of Common Stock were purchased for investment purposes only. The Reporting Persons have entered into a letter of intent, attached as Exhibit B to this Schedule pursuant to which the Reporting Persons have committed, subject to the completion by MAI of certain transactions, to subscribe (at the election of MAI, in whole or in part) to $6 million of MAI's 11% subordinated notes due 2004, pursuant to a note purchase agreement between the Reporting Persons and MAI (the "Note Purchase Agreement"), a representative copy of which is attached as Exhibit C to this Schedule, with warrants attached to purchase 750,000 shares of the Common Stock at a price of $8 per share (the "Warrants"), pursuant to a warrant agreement (the "Warrant Agreement") between the Reporting Persons and MAI, a representative copy of which is attached as Exhibit D to this Schedule and a registration rights agreement among MAI and the Reporting Persons (the "Registration Rights Agreement") pursuant to which MAI has agreed to register any securities underlying the Warrants.

ITEM 5.   INTEREST IN SECURITIES OF ISSUER

     (a) As of the date hereof, each of the Reporting Persons, acting as a group within the meaning of Section 13(d)(3) of the Act, was the beneficial owner of an aggregate of 955,000 shares of Common Stock of MAI, which constituted approximately 11.7% of the 8,179,186 shares of Common Stock outstanding as of September 30, 1996 (as reported in MAI's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996).

     (b) With respect to the 20,000 shares of Common Stock acquired by CPI, CPI exercises both voting and dispositive power and since CPI is controlled by Canpartners, Canpartners exercises both voting and dispositive power with respect to such shares. With respect to the 180,000 shares of Common Stock acquired by VRF, VRF exercises both voting and dispositive power and since VRF is ultimately controlled by Canpartners, Canpartners

                             (Page 11 of 14 Pages)
exercises both voting and dispositive power with respect to such shares. With respect to the 180,000 shares of Common Stock acquired by CVRFC, CVRFC exercises both voting and dispositive power and since the account of CVRFC is managed by CCM which is ultimately controlled by Canpartners, Canpartners exercises both voting and dispositive power with respect to such shares. With respect to the 20,000 shares of Common Stock acquired by GRS, GRS exercises both voting and dispositive power and since the account of GRS is managed by CCM which is ultimately controlled by Canpartners, Canpartners exercises both voting and dispositive power with respect to such shares. Canpartners is, in turn, controlled by Messrs. Evensen, Friedman and Julis and each of these Reporting Persons therefore exercises both voting and dispositive power with respect to the shares of Common Stock acquired by CPI, VRF, CVRFC and GRS. Each of the Reporting Persons who is an individual exercises both voting and dispositive power over the shares of Common Stock acquired by them. Except as set forth in this Item 5(b), none of the Reporting Persons has voting or dispositive power over another Reporting Person's shares of Common Stock.

     (c) Item 3 above sets forth by Reporting Person the amount of shares acquired and the aggregate purchase price of such shares. All of the transactions reflected in Item 3 above were effected on February 13, 1997. Except for the acquisition of shares reflected in Item 3 above, none of the Reporting Persons have effected any transaction in the Common Stock in the past 60 days.

     (d) No persons other than the other Reporting Persons, each with respect to the shares of Common Stock acquired by them, have the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock.

     (e)  N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Except with respect to the Exhibits listed in Item 7 below, there are no contracts, arrangements, understandings or relationships among the Reporting Persons or any other persons with respect to the securities of MAI.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

     Exhibit A:  Joint Filing Agreement among the Reporting Persons dated the date hereof.
     Exhibit B:  Subscription and Commitment Agreement, dated as of February 13,
                 1997 among MAI and the Reporting Persons.
     Exhibit C:  The Note Purchase Agreement.
     Exhibit D:  The Warrant Agreement.
     Exhibit E   The Registration Rights Agreement.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              CPI SECURITIES L.P.
                              By: Canpartners Incorporated, its General Partner


                              By: /s/ Mitchell R. Julis
                                 ______________________________________________
                                 MITCHELL R. JULIS
                                 Vice President

                             (Page 12 of 14 Pages)

                            CANPARTNERS INCORPORATED


                            By: /s/ Mitchell R. Julis
                               ________________________________________________
                               MITCHELL R. JULIS
                               Vice President

                            VALUE REALIZATION FUND, L.P.
                            By:   Canpartners Investments III, L.P., its
                                  General Partner
                            By:   Canyon Capital Management, L.P., its General
                                  Partner
                            By:   Canpartners Incorporated, its General Partner


                            By: /s/ Mitchell R. Julis
                               ___________________________________
                               MITCHELL R. JULIS
                               Vice President

                            CANYON VALUE REALIZATION FUND (CAYMAN), LTD.


                            By: /s/ R.H. Hanson
                               ______________________________________________
                               R.H. HANSON

                            GRS PARTNERS II


                            By: /s/ Michael J. Sacks
                               ______________________________________________
                               MICHAEL J. SACKS


                            /s/ Mitchell R. Julis
                            __________________________________________________
                            MITCHELL R. JULIS


                            /s/ Joshua S. Friedman
                            __________________________________________________
                            JOSHUA S. FRIEDMAN


                            /s/ R. Christian B. Evensen
                            __________________________________________________
                            R. CHRISTIAN B. EVENSEN

                             (Page 13 of 14 Pages)

                                   EXHIBIT A
                            JOINT FILING AGREEMENT
  (Pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended)

     Each of the undersigned hereby agrees to be included in the filing of the
Schedule 13D dated February 18, 1997 and any subsequent amendments hereto, relating to the shares of Common Stock, par value $.01 per share, of MAI Systems Corporation, a Delaware corporation, beneficially owned by each of the undersigned.

February 18, 1997

                              CPI SECURITIES L.P.
                              By: Canpartners Incorporated, its General Partner


                              By: /s/ Mitchell R. Julis
                                 _______________________________________
                                 MITCHELL R. JULIS
                                 Vice President

                              CANPARTNERS INCORPORATED


                              By: /s/ Mitchell R. Julis
                                 __________________________________________
                                 MITCHELL R. JULIS
                                 Vice President

                              VALUE REALIZATION FUND, L.P.
                              By:   Canpartners Investments III, L.P., its
                                    General Partner
                              By:   Canyon Capital Management, L.P., its
                                    General Partner
                              By:   Canpartners Incorporated, its General
                                    Partner


                              By: /s/ Mitchell R. Julis
                                 ___________________________________
                                 MITCHELL R. JULIS
                                 Vice President

                              VALUE REALIZATION FUND (CAYMAN), LTD.


                              By: /s/ R.H. Hanson
                                 ______________________________________________
                                 R.H. HANSON

                              GRS PARTNERS II


                              By: /s/ Michael J. Sacks
                                 ______________________________________________
                                 MICHAEL J. SACKS


                              /s/ Mitchell R. Julis
                              __________________________________________________
                              MITCHELL R. JULIS


                              /s/ Joshua S. Friedman
                              __________________________________________________
                              JOSHUA S. FRIEDMAN


                              /s/ R. Christian B. Evensen
                              __________________________________________________
                              R. CHRISTIAN B. EVENSEN

                             (Page 14 of 14 Pages)